Hogan Lovells US LLP 100 International Drive Suite 2000 Baltimore, MD 21202 T +1 410 659 2700 F +1 410 659 2701 www.hoganlovells.com

February 10, 2014

BY EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GenVec, Inc.
Registration Statement on Form S-3
Filed January 23, 2014
File No. 333-193511

Dear Mr. Riedler:

On behalf of GenVec, Inc. (the “Company”), this letter is in response to your letter, dated February 4, 2014 (the “Comment Letter”), to Douglas J. Swirsky relating to the above referenced registration statement of the Company (the “Registration Statement”).

For ease of reference, the Staff’s comment is set forth in italic type immediately before the response.

General

1.	You have submitted an application for confidential treatment that is currently pending. Once this application has been processed and any outstanding issues with your request have been resolved, you will then be eligible to submit a request for acceleration of your registration statement.

On February 6, 2014, acting pursuant to delegated authority, the Division of Corporation Finance on behalf of the Commission issued an order granting confidential treatment for the application for confidential treatment referenced by the Staff.

The Company intends to submit a written acceleration request for the Registration Statement requesting effectiveness as of 4:30 PM on Tuesday, February 11, 2014.

*     *     *    *    *

Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning the above response, please do not hesitate to contact the undersigned at (410) 659-2778 or Asher M. Rubin at (410) 659-2777. We thank you in advance for your attention to the above.

Securities and Exchange Commission	- 2 -	February 10, 2014

Sincerely,

/s/ William I. Intner

William Intner

cc:	Douglas J. Swirsky, GenVec, Inc.
Asher M. Rubin, Hogan Lovells US LLP
Daniel Greenspan, Securities and Exchange Commission
Scott Foley, Securities and Exchange Commission